LGI HOMES, INC.
1450 Lake Robbins Drive, Suite 430
The Woodlands, Texas 77380
September 5, 2025

BY EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ameen Hamady
Shannon Menjivar

Re: LGI Homes, Inc.
    Form 10-K for the year ended December 31, 2024
    Filed on February 26, 2025
Form 8-K filed on February 25, 2025
    File No. 001-36126

Ladies and Gentlemen:
Set forth below please find the responses of LGI Homes, Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 27, 2025 (the “Comment Letter”), with respect to the above referenced Form 10-K for the fiscal year ended December 31, 2024, and Form 8-K filed with the Commission on February 25, 2025. For your convenience, our responses correspond to the captions and numbering included in the Comment Letter and are prefaced by the text of the Staff’s comments in italicized text.

Form 8-K filed on February 25, 2025
Balance Sheet Highlights, page 2

1.We note that you present, net debt to capitalization of 41.2%. Please reconcile net debt to the appropriate GAAP figure. In addition, ensure that you present for each applicable period a ratio calculated using the most directly comparable GAAP measures. See Item 10(e)(1)(i)(A) and (B) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
Response
    We acknowledge the Staff’s comment and will revise our disclosure in future filings to provide a reconciliation of net debt to the most directly comparable GAAP measure, total debt (notes payable), and net debt to capital ratio to the most directly comparable GAAP measure, debt to capital ratio. Additionally, for each period presented, we will include the comparable GAAP-based ratio to ensure alignment with Item 10(e)(1)(i)(A) and (B) of Regulation S-K and related Compliance and Disclosure Interpretations guidance.

An example of our revised disclosure format is as follows:

Net Debt to Capital Ratio Reconciliation

The following table reconciles net debt to capital ratio (a non-GAAP financial measure) to debt to capital ratio, which is the GAAP financial measure that our management believes to be most directly comparable (dollars in thousands):

	Year Ended December 31,
	2024	2023
Total debt (Notes payable)	$1,481	$1,248
Total equity	2,037	1,856
Total capital	3,518	3,104
Debt to capital ratio	42.1%	40.2%

Total debt (Notes payable)	1,481	1,248
Less: Cash and cash equivalents	53	49
Net debt	1,428	1,199
Total equity	2,037	1,856
Total net capital	3,465	3,055
Net debt to capital ratio(1)	41.2%	39.2%
(1) Net debt to capital ratio is calculated as net debt (which is total debt minus cash and cash equivalents) divided by net debt plus total equity.

Full Year 2025 Outlook, page 2

(1)We note that you disclose full year 2025 guidance for the non-GAAP measure, Adjusted Gross Margin percentage, without providing a reconciliation to the most directly related GAAP measure. In future filings, please include such reconciliation or, alternatively, provide a statement that the information could not be presented without unreasonable efforts under Item 10(e)(1)(i)(B) of Regulation S-K. Refer also to Questions 102.10 of the C&DIs for Non-GAAP Financial Measures.
Response
    We acknowledge the Staff’s comment and will provide the following explanation in future filings.

“Gross margin % of 23.2% - 24.2% adjusted for estimated capitalized interest and estimated purchase accounting of 2.25% - 2.75%, which results in an adjusted gross margin % of 25.5%. - 27.0%.”

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Tim Taylor of Baker Botts L.L.P. at (713) 229-1184 or Charles Merdian, the Company’s Chief Financial Officer and Treasurer, at (281) 362-8998, ex. 2535.

Very truly yours,

LGI HOMES, INC.

By:	/s/ Charles Merdian
Name: Charles Merdian
Title: Chief Financial Officer and Treasurer

cc:	Eric T. Lipar, LGI Homes, Inc.
Scott Garber, LGI Homes, Inc.
Lisa Marchino, LGI Homes, Inc.
Timothy S. Taylor, Baker Botts L.L.P.
Lakshmi Ramanathan, Baker Botts L.L.P.